UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

zulily, inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock - 989774104

Class B Common Stock - 989774203

(CUSIP Number of Class of Securities)

Deirdre Runnette

General Counsel

zulily, inc.

2601 Elliott Avenue, Suite 200

Seattle, Washington 98121

(877) 779-5614

With copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by zulily, inc. (the “Company”) with the SEC on September 1, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer (the “Offer”) by Mocha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), to exchange all of the Company’s Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value of $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”). Pursuant to the Offer, Purchaser is offering to exchange for each outstanding Share:

•	$9.375 in cash, without interest and subject to any withholding of taxes required by applicable law, and

•	0.3098 of a share of Liberty Interactive’s Series A QVC Group Common Stock, par value $0.01 per share upon the terms and subject to the conditions set forth in the Offer to Exchange, dated as of September 1, 2015 (as amended or supplemented from time to time), and in the related letter of transmittal (as amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text immediately before the subsection entitled “Forward-Looking Statements”:

“Expiration of the Offer.

At 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 30, 2015 (the “Expiration”), the Offer expired as scheduled and was not further extended. The depositary for the exchange offer advised that as of the Expiration, a total of 38,767,541 shares of zulily Class A common stock and 55,871,136 shares of zulily Class B common stock were validly tendered into and not validly withdrawn from the Offer, representing in the aggregate more than a majority of the voting power of the Shares outstanding as of the Expiration. The zulily shares validly tendered into and not validly withdrawn from the Offer satisfied the Minimum Tender Condition (as defined in the Offer to Exchange). All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Liberty Interactive and Purchaser completed the acquisition of the Company pursuant to the terms of the Reorganization Agreement, through the First Merger and the Second Merger. In accordance with the Reorganization Agreement, Merger Sub 2 survived and has been renamed “zulily, llc.”

Following consummation of the Mergers, the Company requested that the Nasdaq Global Select Market remove the Shares from listing on Nasdaq. Nasdaq has filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act and the regulations thereunder. The parties intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the company’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 1, 2015

zulily, inc.

By:	/s/ Darrell Cavens
Name:	Darrell Cavens
Title:	President and Chief Executive Officer